Exhibit 99.1

Brussels – 31 October 2024 - 7:00am CET	Regulated and inside information[1]

AB InBev Reports Third Quarter 2024 Results

Diversified global footprint and consistent execution of our strategy delivered an EBITDA increase of 7.1% and Underlying EPS growth of 14%

“Beer is a passion point for consumers. Consumer demand for our megabrands and the execution of our mega platforms delivered another quarter of top- and bottom-line growth with margin expansion. Our teams and partners continue to execute our strategy and we are confident in our ability to deliver on our raised FY24 EBITDA growth outlook of 6-8%.” – Michel Doukeris, CEO, AB InBev

Total Revenue

+ 2.1%

Revenue increased by 2.1% in 3Q24 with revenue per hl growth of 4.6% and by 2.5% in 9M24 with revenue per hl growth of 3.9%.

3.1% increase in combined revenues of our megabrands, led by Corona, which grew by 10.2% outside of its home market in 3Q24.

72% of our revenue is through B2B digital platforms with the monthly active user base of BEES reaching 3.9 million users in 3Q24.

Approximately 140 million USD of revenue generated by our digital direct-to-consumer ecosystem in 3Q24.

Total Volume

- 2.4%

In 3Q24, total volumes declined by 2.4%, with own beer volumes down by 3.1% and non-beer volumes up by 0.6%.

In 9M24, total volumes declined by 1.3% with own beer volumes down by 1.9% and non-beer volumes up by 2.5%.

Capital Allocation

2 billion USD Share buyback program

Normalized EBITDA

+ 7.1%

In 3Q24, normalized EBITDA increased by 7.1% to 5 424 million USD with a normalized EBITDA margin expansion of 169bps to 36.0%.

In 9M24, normalized EBITDA increased by 7.6% to 15 712 million USD with a normalized EBITDA margin expansion of 166bps to 35.0%.

Underlying Profit

1 971 million USD

Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 1 971 million USD in 3Q24 compared to 1 735 million USD in 3Q23 and was 5 291 million USD in 9M24 compared to 4 497 million USD in 9M23.

Underlying EPS

0.98 USD

Underlying EPS was 0.98 USD in 3Q24, an increase from 0.86 USD in 3Q23 and was 2.64 USD in 9M24, an increase from 2.23 USD in 9M23.

The AB InBev Board of Directors has approved a 2 billion USD share buyback program to be executed within the next 12 months. For further details please see the Recent Events section on page 14.

1The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 15.

ab-inbev.com	Press release – 31 October 2024 – 1

Management comments

Diversified global footprint and consistent execution of our strategy delivered an EBITDA increase of 7.1% and Underlying EPS growth of 14%

Top-line increased by 2.1%, with revenue growth in more than 60% of our markets, driven by a revenue per hl increase of 4.6% as a result of revenue management initiatives and ongoing premiumization. We estimate we gained or maintained market share in 60% of our markets with volumes increasing in 50% of them. Overall volume performance was however impacted by a soft consumer environment in China and Argentina, resulting in an overall decline of 2.4%. EBITDA increased by 7.1% with production cost efficiencies and disciplined overhead management driving EBITDA margin expansion of 169bps. Underlying EPS was 0.98 USD, a 14% increase versus 3Q23, driven by nominal EBIT growth and continued optimization of our net finance costs.

Progressing our strategic priorities

We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation.

Lead and grow the category:

We estimate we gained or maintained market share in 60% of our markets this quarter, with continued investment in our brands driving an increase in overall portfolio brand power.

Digitize and monetize our ecosystem:

BEES captured 12.1 billion USD of gross merchandise value (GMV), a 14% increase versus 3Q23 with 72% of our revenue through B2B digital channels. BEES Marketplace captured 630 million USD in GMV from sales of third-party products, a 51% increase versus 3Q23.

Optimize our business:

Underlying EPS increased by 14% to reach 0.98 USD, driven by nominal EBIT growth, continued margin expansion and optimization of our net finance costs. With increased flexibility in our capital allocation choices, the AB InBev Board of Directors has approved a 2 billion USD share buyback program to be executed within the next 12 months.

Lead and grow the category

We are executing on our five replicable levers to drive category expansion. Our performance across each of the levers was led by our megabrands which delivered a 3.1% revenue increase in 3Q24.

•   Category Participation: Through our focus on brand, pack and liquid innovations, the percentage of beer consumers purchasing our brands increased in a majority of our markets in 3Q24, according to our estimates. Participation increases were led by improvements with all consumer groups in the US.

• Core Superiority: Our mainstream portfolio delivered a low-single digit revenue increase in 3Q24, driven by double-digit growth in South Korea and the Dominican Republic.

•   Occasions Development: Our global no-alcohol beer portfolio delivered mid-thirties revenue growth this quarter. Corona Cero, the official beer partner of the Olympic Games, delivered triple-digit volume growth and Budweiser Zero grew volume in the low twenties.

ab-inbev.com	Press release – 31 October 2024 – 2

•   Premiumization: In 3Q24, the Corona brand grew revenue by 10.2% globally, outside of Mexico. Our overall above core beer portfolio delivered a low-single digit revenue increase, with growth constrained by a soft industry in China.

•   Beyond Beer: Our global Beyond Beer business contributed approximately 365 million USD of revenue in 3Q24, a low-single digit decrease versus 3Q23, as growth in key brands such as Brutal Fruit, Cutwater, Nutrl and Beats was primarily offset by soft malt-based seltzer performance in North America.

Digitize and monetize our ecosystem

•   Digitizing our relationships with more than 6 million customers globally: As of 30 September 2024, BEES is now live in 28 markets with 72% of our revenues captured through B2B digital platforms. In 3Q24, BEES had 3.9 million monthly active users and captured 12.1 billion USD in gross merchandise value (GMV), both growing 14% versus 3Q23.

BEES Marketplace generated 9.5 million orders and captured 630 million USD in GMV from sales of third-party products in 3Q24, growth of 31% and 51% versus 3Q23 respectively.

•   Leading the way in DTC solutions: Our omnichannel DTC ecosystem of digital and physical products generated revenue of approximately 350 million USD in 3Q24. Our DTC megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, are available in 21 markets, generated 18.6 million e-commerce orders and delivered approximately 140 million USD in revenue this quarter, representing 11% growth versus 3Q23.

Optimize our business

•   Maximizing value creation: Our Underlying EPS was 0.98 USD this quarter, a 14% increase versus 3Q23, driven primarily by nominal EBIT growth and optimization of our net finance costs. As a result of our continued global momentum and strong free cash flow generation, the AB InBev Board of Directors has approved a 2 billion USD share buyback program to be executed within the next 12 months.

•   Advancing our sustainability priorities: In Climate Action, our Scopes 1 and 2 emissions per hectoliter of production were 4.48 kgCO2e/hl in 9M24, an improvement of 46% versus our 2017 baseline. In Water Stewardship, our water use efficiency ratio improved to 2.47 hl per hl in 9M24 versus 2.53 hl per hl in 9M23, as we continue working towards our ambition to reach 2.50 hl per hl on an annual basis by 2025.

Creating a future with more cheers

Our business delivered another quarter of profitable growth with an EBITDA increase of 7.1%. Net revenue per hl growth, an increase in nominal EBIT and the continued optimization of our business resulted in double-digit growth in Underlying EPS in both 3Q24 and 9M24. Our performance is a testament to the strength of the beer category, our diversified global footprint and the continued dedication and hard work of our people. The beer category is large and growing, and our unique global leadership advantages, replicable growth drivers and superior profitability position us well to deliver on our purpose to create a future with more cheers.

ab-inbev.com	Press release – 31 October 2024 – 3

2024 Outlook

(i)	Overall Performance: We expect our FY24 EBITDA to grow between 6-8%. The outlook for FY24 reflects our current assessment of inflation and other macroeconomic conditions.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 220 to 250 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY24 to be approximately 4%.

(iii)	Effective Tax Rates (ETR): We expect the normalized ETR in FY24 to be in the range of 27% to 29%. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 4.0 and 4.5 billion USD in FY24.

ab-inbev.com	Press release – 31 October 2024 – 4

Figure 1. Consolidated performance (million USD)
	3Q23	3Q24	Organic
			growth
Total Volumes (thousand hls)	151 891	148 039	-2.4%
AB InBev own beer	132 325	128 124	-3.1%
Non-beer volumes	18 589	18 691	0.6%
Third party products	977	1 223	25.2%
Revenue	15 574	15 046	2.1%
Gross profit	8 394	8 366	5.6%
Gross margin	53.9%	55.6%	183bps
Normalized EBITDA	5 431	5 424	7.1%
Normalized EBITDA margin	34.9%	36.0%	169bps
Normalized EBIT	4 027	4 091	8.9%
Normalized EBIT margin	25.9%	27.2%	171bps

Profit attributable to equity holders of AB InBev	1 472	2 071
Underlying profit attributable to equity holders of AB InBev	1 735	1 971

Earnings per share (USD)	0.73	1.03
Underlying earnings per share (USD)	0.86	0.98

	9M23	9M24	Organic
			growth
Total Volumes (thousand hls)	440 021	433 877	-1.3%
AB InBev own beer	382 135	374 438	-1.9%
Non-beer volumes	54 812	56 157	2.5%
Third party products	3 075	3 282	6.7%
Revenue	44 907	44 927	2.5%
Gross profit	24 190	24 827	5.1%
Gross margin	53.9%	55.3%	140bps
Normalized EBITDA	15 099	15 712	7.6%
Normalized EBITDA margin	33.6%	35.0%	166bps
Normalized EBIT	11 099	11 638	8.6%
Normalized EBIT margin	24.7%	25.9%	147bps

Profit attributable to equity holders of AB InBev	3 450	4 635
Underlying profit attributable to equity holders of AB InBev	4 497	5 291

Earnings per share (USD)	1.71	2.31
Underlying earnings per share (USD)	2.23	2.64

Figure 2. Volumes (thousand hls)
	3Q23	Scope	Organic	3Q24	Organic growth
			growth		Total	Own beer
North America	23 007	-159	-83	22 764	-0.4%	0.0%
Middle Americas	37 931	-4	- 819	37 107	-2.2%	-1.7%
South America	39 733	-	- 231	39 502	-0.6%	-1.6%
EMEA	23 407	-	632	24 039	2.7%	0.9%
Asia Pacific	27 672	-	-3 158	24 514	-11.4%	-11.5%
Global Export and Holding Companies	141	-	-29	112	-20.5%	-49.4%
AB InBev Worldwide	151 891	- 163	-3 688	148 039	-2.4%	-3.1%

	9M23	Scope	Organic	9M24	Organic growth
			growth		Total	Own beer
North America	70 401	-470	-3 175	66 756	-4.5%	-5.1%
Middle Americas	110 095	-13	1 097	111 179	1.0%	1.4%
South America	115 756	-	61	115 818	0.1%	-1.0%
EMEA	66 249	-	2 672	68 921	4.0%	3.1%
Asia Pacific	77 261	-	-6 303	70 958	-8.2%	-8.1%
Global Export and Holding Companies	259	-	-14	244	-5.6%	1.3%
AB InBev Worldwide	440 021	- 484	-5 661	433 877	-1.3%	-1.9%

ab-inbev.com	Press release – 31 October 2024 – 5

United States: Improved market share trend and productivity initiatives delivered low-single digit top-line and double-digit bottom-line growth

●	Operating performance:

o

3Q24: Revenue increased by 1.8% with revenue per hl increasing by 2.0% driven by revenue management initiatives. Sales-to-wholesalers (STWs) declined by 0.2%, supported by one additional selling-day in the quarter. Sales-to-retailers (STRs) were down by 3.0% on a selling-day adjusted basis, outperforming the industry according to our estimates. EBITDA grew by 13.7% with a margin improvement of approximately 375bps, driven by productivity initiatives and SG&A efficiencies.

o	9M24: Revenue declined by 2.8%, with revenue per hl increasing by 1.8%. Our STWs declined by 4.5% and STRs were down by 6.8%. EBITDA increased by 2.9%.

●

Commercial highlights: The beer industry remained resilient in 3Q24, improving in both volume and revenue trends quarter over quarter according to Circana, supported by the phasing of key holidays. Our beer portfolio is estimated to have gained market share this quarter, driven by Michelob Ultra and Busch Light, which were two of the top three volume share gainers in the industry. In Beyond Beer, our spirits-based ready-to-drink portfolio delivered volume growth in the mid-teens, outperforming the industry.

Mexico: Market share gain with margin expansion

●	Operating performance:

o

3Q24: Revenue was flattish, with low-single digit revenue per hl growth driven by revenue management initiatives. Volumes declined by low-single digits, outperforming the industry which was negatively impacted by adverse weather and a soft consumer environment. EBITDA grew by mid-single digits with continued margin expansion.

o

9M24: Revenue grew by mid-single digits with revenue per hl growth of low-single digits. Volumes increased by low-single digits, outperforming the industry. EBITDA grew by high-single digits with margin expansion.

●

Commercial highlights: Our above core portfolio outperformed, delivering continued volume growth this quarter, led by the performance of Modelo and Pacifico. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 14% versus 3Q23, and our digital DTC platform, TaDa Delivery, generating approximately 1.1 million orders, a 36% increase versus 3Q23.

Colombia: Double-digit bottom-line growth with margin expansion

●	Operating performance:

o

3Q24: Revenue increased by high-single digits with high-single digit revenue per hl growth, driven by pricing actions and other revenue management initiatives. Beer volumes were flattish while total volumes declined by low-single digits, as industry service levels were impacted by a week-long national trucking strike in September. EBITDA grew by low twenties with margin expansion.

o	9M24: Revenue grew by low-teens with high-single digit revenue per hl growth. Volumes increased by low-single digits. EBITDA grew by high-teens with margin expansion.

●

Commercial highlights: The beer category remained resilient this quarter with our portfolio continuing to gain share of total alcohol. Our performance was driven by our premium and super premium brands which delivered high-teens volume growth, led by Corona and Stella Artois. Our core beer portfolio continued to grow, delivering a low-single digit revenue increase.

ab-inbev.com	Press release – 31 October 2024 – 6

Brazil: Double-digit bottom-line growth with margin expansion

●	Operating performance:

o

3Q24: Revenue grew by 5.2% with revenue per hl growth of 3.8% driven by premiumization and revenue management initiatives. Total volumes grew by 1.3%, with beer volumes increasing by 0.6%. Non-beer volumes increased by 3.4%. EBITDA increased by 10.9% with margin expansion of 174bps.

o

9M24: Total volumes grew by 3.2% with beer volumes up by 2.3% and non-beer volumes up by 5.8%. Revenue grew by 6.3% with a revenue per hl increase of 2.9%. EBITDA grew by 17.6% with 309bps of margin expansion.

●

Commercial highlights: Our premium and super premium beer brands continued to lead our growth this quarter, delivering low twenties volume growth, led by Corona, Spaten and Original. Within the core beer segment, Brahma’s momentum continued, delivering a high-single digit volume increase. Non-beer performance was led by our low- and no-sugar portfolio, which grew volumes in the low twenties. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 43% versus 3Q23, and our digital DTC platform, Zé Delivery, generating over 16 million orders in 3Q24, an 8% increase versus 3Q23.

Europe: Continued premiumization with margin recovery

●	Operating performance:

o

3Q24: Revenue was flattish with slight revenue per hl growth driven by continued premiumization. Volume declined by low-single digits, outperforming a soft industry in a majority of our key markets according to our estimates. EBITDA grew by low-single digits with margin recovery.

o

9M24: Volume grew by low-single digits, outperforming the industry in a majority of our key markets according to our estimates. Both revenue and revenue per hl increased by low-single digits. EBITDA grew by low-teens with margin recovery driven by top-line growth and cost efficiencies.

●

Commercial highlights: We continued to premiumize our portfolio in Europe, with our premium and super premium portfolio making up approximately 57% of our revenue in 3Q24. Our performance this quarter was driven by our megabrands, led by Corona which delivered another quarter of double-digit volume growth. In the no-alcohol beer segment, Corona Cero, the official beer partner of the Olympic Games, delivered triple digit volume growth.

South Africa: Continued momentum delivered double digit top- and bottom-line growth with margin expansion

●	Operating performance:

o

3Q24: Revenue increased by low-teens, with low-single digit volume growth and a revenue per hl increase of high-single digits, driven by revenue management initiatives and continued premiumization. EBITDA grew by mid-teens with margin expansion.

o

9M24: Revenue grew by low-teens with high-single digit revenue per hl growth and a mid-single digit increase in volume, estimated to have outperformed the industry in both beer and Beyond Beer. EBITDA increased by low twenties with margin expansion.

ab-inbev.com	Press release – 31 October 2024 – 7

●

Commercial highlights: The momentum of our business continued with both our premium beer and Beyond Beer portfolios estimated to have gained share of their respective segments. Our performance was led by our above core beer brands, which grew volumes by high-teens driven by Corona and Stella Artois. In Beyond Beer, our portfolio grew volumes by high-single digits driven by Flying Fish.

China: Revenue declined by double-digits, impacted by soft industry

●	Operating performance:

o

3Q24: Top-line performance was impacted by a soft industry, particularly from continued weakness in the on-premise channel. Revenue declined by 16.1% with volumes declining by 14.2% and revenue per hl decreasing by 2.2%. EBITDA declined by 20.1% with margin contraction of approximately 175bps.

o	9M24: Revenue declined by 11.7% with revenue per hl declining by 1.2% and volumes decreasing by 10.6%. EBITDA declined by 12.2% with margin contraction of 26bps.

●

Commercial highlights: We continued to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digital transformation, even in the context of a soft industry. We believe we are well positioned to lead the premiumization of the beer category with our premium and super premium portfolio contributing approximately two-thirds of our revenue in 9M24. The brand power of our portfolio combined with the long-term growth potential from geographic expansion and industry premiumization remains a compelling value creation opportunity. The roll out and adoption of the BEES platform continued, as of September 2024, BEES is present in 306 cities with approximately 70% of our revenue generated through digital channels.

ab-inbev.com	Press release – 31 October 2024 – 8

Highlights from our other markets

●

Canada: Revenue was flattish this quarter with revenue per hl growth of low-single digits, driven by revenue management initiatives and continued premiumization. Volumes declined by low-single digits, with beer volumes estimated to be in-line with the industry. Our portfolio has momentum, with four of our beer brands in the top five fastest growing in the country this quarter, led by Michelob Ultra which was number one.

●

Peru: Revenue grew by low-single digits this quarter with revenue per hl growth of high-single digits, driven by revenue management initiatives. Volumes declined by mid-single digits, outperforming a soft industry according to our estimates, which was negatively impacted by adverse weather.

●

Ecuador: Revenue decreased by high-single digits in 3Q24 with volumes declining by high-single digits, estimated to be in line with a soft industry, which was negatively impacted by rolling blackouts and lower consumer confidence.

●

Argentina: Volumes declined by mid-teens in 3Q24 as overall consumer demand was impacted by inflationary pressures. For FY24, the definition of organic revenue growth in Argentina has been amended to cap the price growth to a maximum of 2% per month. Revenue grew by high-single digits on this basis.

●

Africa excluding South Africa: In Nigeria, our total volumes grew by high-single digits this quarter, cycling a soft industry in 3Q23. Revenue grew by strong double-digits, driven by revenue management initiatives in a highly inflationary environment. In our other markets in Africa, we grew volume in aggregate by high-single digits in 3Q24, driven by Tanzania, Mozambique, Zambia and Ghana.

●

South Korea: Revenue increased by high-teens in 3Q24 with revenue per hl growth of low-teens, driven by revenue management initiatives and positive brand and packaging mix. Volumes grew by mid-single digits, outperforming the industry in both the on-premise and in-home channels, with performance led by our megabrand Cass.

ab-inbev.com	Press release – 31 October 2024 – 9

Consolidated Income Statement

Figure 3. Consolidated income statement (million USD)
	3Q23	3Q24	Organic growth
Revenue	15 574	15 046	2.1%
Cost of sales	-7 180	-6 680	2.0%
Gross profit	8 394	8 366	5.6%
SG&A	-4 583	-4 490	-2.7%
Other operating income/(expenses)	217	215	5.6%
Normalized profit from operations (normalized EBIT)	4 027	4 091	8.9%
Non-underlying items above EBIT (incl. impairment losses)	-352	-125
Net finance income/(cost)	-1 223	-1 043
Non-underlying net finance income/(cost)	84	236
Share of results of associates	95	89
Income tax expense	-666	-758
Profit	1 966	2 489
Profit attributable to non-controlling interest	494	418
Profit attributable to equity holders of AB InBev	1 472	2 071

Normalized EBITDA	5 431	5 424	7.1%
Underlying profit attributable to equity holders of AB InBev	1 735	1 971

	9M23	9M24	Organic growth
Revenue	44 907	44 927	2.5%
Cost of sales	-20 717	-20 100	0.6%
Gross profit	24 190	24 827	5.1%
SG&A	-13 635	-13 738	-2.2%
Other operating income/(expenses)	544	548	0.4%
Normalized profit from operations (normalized EBIT)	11 099	11 638	8.6%
Non-underlying items above EBIT (incl. impairment losses)	-458	-244
Net finance income/(cost)	-3 743	-3 400
Non-underlying net finance income/(cost)	-619	-294
Share of results of associates	201	226
Non-underlying share of results of associates	–	104
Income tax expense	-1 858	-2 304
Profit	4 621	5 725
Profit attributable to non-controlling interest	1 171	1 090
Profit attributable to equity holders of AB InBev	3 450	4 635

Normalized EBITDA	15 099	15 712	7.6%
Underlying profit attributable to equity holders of AB InBev	4 497	5 291

ab-inbev.com	Press release – 31 October 2024 – 10

Non-underlying items above EBIT & Non-underlying share of results of associates

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates (million USD)
	3Q23	3Q24	9M23	9M24
Restructuring	-28	-38	-78	-97
Business and asset disposal (incl. impairment losses)	-324	-87	-361	-147
Claims and legal costs	-	-	-19	–
Non-underlying items in EBIT	-352	-125	-458	-244
Non-underlying share of results of associates	-	-	-	104

Non-underlying share of results from associates of 9M24 includes the impact from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	3Q23	3Q24	9M23	9M24
Net interest expense	-789	-719	-2 419	-2 179
Net interest on net defined benefit liabilities	-22	-22	-64	-67
Accretion expense	-194	-163	-579	-545
Net interest income on Brazilian tax credits	29	34	107	95
Other financial results	-247	-173	-787	-704
Net finance income/(cost)	-1 223	-1 043	-3 743	-3 400

Non-underlying net finance income/(cost)

Figure 6. Non-underlying net finance income/(cost) (million USD)
	3Q23	3Q24	9M23	9M24
Mark-to-market	84	236	-619	-271
Gain/(loss) on bond redemption and other	-	-	-	-23
Non-underlying net finance income/(cost)	84	236	-619	-294

Non-underlying net finance cost in 9M24 includes mark-to-market losses on derivative instruments entered into in order to hedge our share-based payment programs and shares issued in relation to the combination with Grupo Modelo and SAB.

The number of shares covered by the hedging of our share-based payment program, the deferred share instrument and the restricted shares are shown in figure 7, together with the opening and closing share prices.

Figure 7. Non-underlying equity derivative instruments
	3Q23	3Q24	9M23	9M24
Share price at the start of the period (Euro)	51.83	54.12	56.27	58.42
Share price at the end of the period (Euro)	52.51	59.38	52.51	59.38
Number of equity derivative instruments at the end of the period (millions)	100.5	100.5	100.5	100.5

ab-inbev.com	Press release – 31 October 2024 – 11

Income tax expense

Figure 8. Income tax expense (million USD)
	3Q23	3Q24	9M23	9M24
Income tax expense	666	758	1 858	2 304
Effective tax rate	26.3%	24.0%	29.6%	29.9%
Normalized effective tax rate	25.2%	25.5%	26.5%	26.6%

The 3Q23 and 3Q24 effective tax rates were positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and of the shares issued in a transaction related to the combination with Grupo Modelo and SAB.

Furthermore, the 9M24 effective tax rate includes 114 million USD of non-underlying tax expenses, reflecting mainly the impact of a 240 million USD (4.5 billion ZAR) non-underlying tax cost following the resolution of the South African tax matters as described in note 21 Contingencies of the HY24 Unaudited Interim Report and the release of tax provisions.

Figure 9. Underlying Profit attributable to equity holders of AB InBev (million USD)
	3Q23	3Q24	9M23	9M24
Profit attributable to equity holders of AB InBev	1 472	2 071	3 450	4 635
Net impact of non-underlying items on profit	224	-133	973	542
Hyperinflation impacts in underlying profit	39	33	74	114
Underlying profit attributable to equity holders of AB InBev	1 735	1 971	4 497	5 291

Basic and underlying EPS

Figure 10. Earnings per share (USD)
	3Q23	3Q24	9M23	9M24
Basic EPS	0.73	1.03	1.71	2.31
Net impact of non-underlying items on profit	0.11	-0.07	0.48	0.27
Hyperinflation impacts in EPS	0.02	0.02	0.04	0.06
Underlying EPS	0.86	0.98	2.23	2.64
Weighted average number of ordinary and restricted shares (million)	2 016	2 004	2 016	2 004

Figure 11. Key components - Underlying EPS in USD
	3Q23	3Q24	9M23	9M24
Normalized EBIT before hyperinflation	2.02	2.06	5.56	5.84
Hyperinflation impacts in normalized EBIT	-0.03	-0.02	-0.06	-0.04
Normalized EBIT	2.00	2.04	5.51	5.81
Net finance cost	-0.61	-0.52	-1.86	-1.70
Income tax expense	-0.35	-0.39	-0.97	-1.09
Associates & non-controlling interest	-0.20	-0.17	-0.49	-0.43
Hyperinflation impacts in EPS	0.02	0.02	0.04	0.06
Underlying EPS	0.86	0.98	2.23	2.64
Weighted average number of ordinary and restricted shares (million)	2 016	2 004	2 016	2 004

ab-inbev.com	Press release – 31 October 2024 – 12

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 12. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	3Q23	3Q24	9M23	9M24
Profit attributable to equity holders of AB InBev	1 472	2 071	3 450	4 635
Non-controlling interests	494	418	1 171	1 090
Profit	1 966	2 489	4 621	5 725
Income tax expense	666	758	1 858	2 304
Share of result of associates	-95	-89	-201	-226
Non-underlying share of results of associates	-	-	-	-104
Net finance (income)/cost	1 223	1 043	3 743	3 400
Non-underlying net finance (income)/cost	-84	-236	619	294
Non-underlying items above EBIT (incl. impairment losses)	352	125	458	244
Normalized EBIT	4 027	4 091	11 099	11 638
Depreciation, amortization and impairment	1 403	1 333	3 999	4 074
Normalized EBITDA	5 431	5 424	15 099	15 712

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance income or cost; (vi) non-underlying net finance income or cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 31 October 2024 – 13

Recent Events

Announcement of 2 Billion USD share buyback program to be executed within the next 12 months

On 30 October 2024, the AB InBev Board of Directors approved a 2 billion USD share buyback program to be executed within the next 12 months. Based on the closing price of AB InBev’s ordinary shares on the Euronext Brussels on 30 October, this amount represented approximately 31.7 million shares. Such number of shares will fluctuate depending on share price movements. The share buyback program will be implemented in accordance with industry best practices and in compliance with the applicable buyback rules and regulations. To this end, an independent financial intermediary will be appointed to repurchase on the basis of a discretionary mandate. The precise timing of the repurchase of shares pursuant to the program will depend on a variety of factors including market conditions. During the share buyback program, the company will regularly publish press releases with updates on the progress made (if any) as required by law. This information will also be available on the investor relations pages of our website under the return of capital program section (https://www.ab-inbev.com/investors/share-information/return-of-capital-program ). Our current intention is to hold the shares acquired as treasury shares to fulfil future share delivery commitments under the stock ownership plans. The program will be executed under the powers granted at the General Meeting of Shareholders on 28 April 2021.

ab-inbev.com	Press release – 31 October 2024 – 14

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes. Scope changes also represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The organic growth of our global brands, Budweiser, Stella Artois, Corona and Michelob Ultra, excludes exports to Australia for which a perpetual license was granted to a third party upon disposal of the Australia operations in 2020. All references per hectoliter (per hl) exclude US non-beer activities. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. We are reporting the results from Argentina applying hyperinflation accounting since 3Q18. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. In 9M24, we reported a negative impact from hyperinflation accounting on the profit attributable to equity holders of AB InBev of 114 million USD. The impact in 9M24 Basic EPS was -0.06 USD. Values in the figures and annexes may not add up, due to rounding. 3Q24 and 9M24 EPS is based upon a weighted average of 2 004 million shares compared to a weighted average of 2 016 million shares for 3Q23 and 9M23.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 11 March 2024. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of the ongoing conflict in Russia and Ukraine and in the Middle East, including the conflict in the Red Sea. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The third quarter 2024 (3Q24) and nine months 2024 (9M24) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 6, 8, 9 and 12 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2024, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 7, 10, and 11 have been extracted from the underlying accounting records as of and for the nine months ended 30 September 2024 (except for the volume information). References in this document to materials on our websites, such as www.ab-inbev.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 31 October 2024 – 15

Conference call and webcast

Investor Conference call and webcast on Thursday, 31 October 2024:

2.00pm Brussels / 1.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 3Q24 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: +1-877-407-8029

Toll: +1-201-689-8029

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Cyrus Nentin
E-mail: cyrus.nentin@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 colleagues based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 31 October 2024 – 16

Annex 1: Segment reporting (3Q)

AB InBev Worldwide	3Q23	Scope	Currency Translation	Organic Growth	3Q24	Organic Growth
Total volumes (thousand hls)	151 891	-163	-	-3 688	148 039	-2.4%
of which AB InBev own beer	132 325	-159	-	-4 041	128 124	-3.1%
Revenue	15 574	76	-931	327	15 046	2.1%
Cost of sales	-7 180	-171	531	139	-6 680	2.0%
Gross profit	8 394	-95	-399	467	8 366	5.6%
SG&A	-4 583	-45	262	-123	-4 490	-2.7%
Other operating income/(expenses)	217	10	-23	11	215	5.6%
Normalized EBIT	4 027	-131	-161	355	4 091	8.9%
Normalized EBITDA	5 431	-135	-254	382	5 424	7.1%
Normalized EBITDA margin	34.9%				36.0%	169bps

North America	3Q23	Scope	Currency Translation	Organic Growth	3Q24	Organic Growth
Total volumes (thousand hls)	23 007	-159	-	-83	22 764	-0.4%
Revenue	3 863	-40	-13	58	3 867	1.5%
Cost of sales	-1 656	23	5	26	-1 602	1.6%
Gross profit	2 207	-17	-9	84	2 265	3.8%
SG&A	-1 168	-10	5	79	-1 094	6.9%
Other operating income/(expenses)	-2	-	-	9	8	-
Normalized EBIT	1 038	-27	-4	172	1 179	16.5%
Normalized EBITDA	1 231	-28	-4	160	1 358	12.9%
Normalized EBITDA margin	31.9%				35.1%	363bps

Middle Americas	3Q23	Scope	Currency Translation	Organic Growth	3Q24	Organic Growth
Total volumes (thousand hls)	37 931	-4	-	-819	37 107	-2.2%
Revenue	4 338	-31	-287	83	4 103	1.9%
Cost of sales	-1 722	13	104	142	-1 462	8.3%
Gross profit	2 617	-18	-183	226	2 641	8.7%
SG&A	-995	12	74	-27	-937	-2.8%
Other operating income/(expenses)	16	-13	-1	1	3	-
Normalized EBIT	1 637	-19	-110	199	1 707	12.1%
Normalized EBITDA	2 051	-35	-139	190	2 068	9.3%
Normalized EBITDA margin	47.3%				50.4%	343bps

South America	3Q23	Scope	Currency Translation	Organic Growth	3Q24	Organic Growth
Total volumes (thousand hls)	39 733	-	-	-231	39 502	-0.6%
Revenue	3 106	167	-516	175	2 932	5.6%
Cost of sales	-1 586	-213	346	-49	-1 502	-3.1%
Gross profit	1 521	-46	-170	126	1 430	8.2%
SG&A	-882	-116	157	-30	-870	-3.3%
Other operating income/(expenses)	105	20	-23	2	104	2.2%
Normalized EBIT	744	-142	-36	98	664	13.4%
Normalized EBITDA	1 013	-127	-86	108	908	10.7%
Normalized EBITDA margin	32.6%				31.0%	156bps

ab-inbev.com	Press release – 31 October 2024 – 17

EMEA	3Q23	Scope	Currency Translation	Organic Growth	3Q24	Organic Growth
Total volumes (thousand hls)	23 407	-	-	632	24 039	2.7%
Revenue	2 266	4	-106	187	2 351	8.2%
Cost of sales	-1 181	-3	74	-77	-1 188	-6.5%
Gross profit	1 085	-	-32	110	1 163	10.1%
SG&A	-652	-27	18	-28	-689	-4.3%
Other operating income/(expenses)	62	1	-1	-15	47	-24.5%
Normalized EBIT	496	-26	-15	67	521	13.3%
Normalized EBITDA	752	-26	-28	82	780	10.8%
Normalized EBITDA margin	33.2%				33.2%	80bps

Asia Pacific	3Q23	Scope	Currency Translation	Organic Growth	3Q24	Organic Growth
Total volumes (thousand hls)	27 672	-	-	-3 158	24 514	-11.4%
Revenue	1 878	-1	-8	-178	1 691	-9.5%
Cost of sales	-886	-7	3	93	-797	10.4%
Gross profit	993	-8	-5	-86	894	-8.7%
SG&A	-567	-18	5	-	-580	-0.1%
Other operating income/(expenses)	34	1	-	-9	27	-26.3%
Normalized EBIT	460	-25	1	-96	340	-20.8%
Normalized EBITDA	625	-27	1	-95	503	-15.3%
Normalized EBITDA margin	33.3%				29.8%	-213bps

Global Export and Holding Companies	3Q23	Scope	Currency Translation	Organic Growth	3Q24	Organic Growth
Total volumes (thousand hls)	141	-	-	-29	112	-20.5%
Revenue	122	-22	-1	2	102	2.3%
Cost of sales	-151	16	-	5	-129	3.9%
Gross profit	-28	-6	-1	8	-27	22.1%
SG&A	-320	114	3	-117	-320	-33.6%
Other operating income/(expenses)	1	-	1	24	26	-
Normalized EBIT	-347	108	3	-85	-321	-22.3%
Normalized EBITDA	-240	107	3	-63	-194	-22.6%

ab-inbev.com	Press release – 31 October 2024 – 18

Annex 2: Segment reporting (9M)

AB InBev Worldwide	9M23	Scope	Currency Translation	Organic Growth	9M24	Organic Growth
Total volumes (thousand hls)	440 021	-484	-	-5 661	433 877	-1.3%
of which AB InBev own beer	382 135	-463	-	-7 233	374 438	-1.9%
Revenue	44 907	1 807	-2 900	1 113	44 927	2.5%
Cost of sales	-20 717	-1 190	1 679	128	-20 100	0.6%
Gross profit	24 190	617	-1 221	1 241	24 827	5.1%
SG&A	-13 635	-717	908	-293	-13 738	-2.2%
Other operating income/(expenses)	544	20	-18	2	548	0.4%
Normalized EBIT	11 099	-80	-331	950	11 638	8.6%
Normalized EBITDA	15 099	83	-606	1 136	15 712	7.6%
Normalized EBITDA margin	33.6%				35.0%	166bps

North America	9M23	Scope	Currency Translation	Organic Growth	9M24	Organic Growth
Total volumes (thousand hls)	70 401	-470	-	-3 175	66 756	-4.5%
Revenue	11 789	-115	-12	-338	11 324	-2.9%
Cost of sales	-5 076	66	4	254	-4 752	5.1%
Gross profit	6 713	-49	-8	-85	6 572	-1.3%
SG&A	-3 521	11	4	226	-3 280	6.5%
Other operating income/(expenses)	16	-	-	-17	-1	-
Normalized EBIT	3 209	-38	-3	124	3 291	3.9%
Normalized EBITDA	3 769	-42	-4	98	3 822	2.6%
Normalized EBITDA margin	32.0%				33.8%	183bps

Middle Americas	9M23	Scope	Currency Translation	Organic Growth	9M24	Organic Growth
Total volumes (thousand hls)	110 095	-13	-	1 097	111 179	1.0%
Revenue	11 911	-43	206	602	12 677	5.1%
Cost of sales	-4 648	-	-78	84	-4 641	1.8%
Gross profit	7 263	-42	129	686	8 036	9.5%
SG&A	-2 858	16	-48	-111	-3 002	-3.9%
Other operating income/(expenses)	24	-	1	1	26	-
Normalized EBIT	4 429	-27	82	576	5 060	13.0%
Normalized EBITDA	5 545	-34	97	564	6 172	10.2%
Normalized EBITDA margin	46.6%				48.7%	227bps

South America	9M23	Scope	Currency Translation	Organic Growth	9M24	Organic Growth
Total volumes (thousand hls)	115 756	-	-	61	115 818	0.1%
Revenue	8 956	1 979	-2 487	502	8 950	5.6%
Cost of sales	-4 535	-1 244	1 372	-109	-4 515	-2.4%
Gross profit	4 421	736	-1 115	393	4 435	8.8%
SG&A	-2 686	-836	820	-85	-2 787	-3.1%
Other operating income/(expenses)	276	16	-14	42	319	15.2%
Normalized EBIT	2 011	-85	-309	350	1 967	17.8%
Normalized EBITDA	2 779	93	-535	406	2 742	14.9%
Normalized EBITDA margin	31.0%				30.6%	267bps

ab-inbev.com	Press release – 31 October 2024 – 19

EMEA	9M23	Scope	Currency Translation	Organic Growth	9M24	Organic Growth
Total volumes (thousand hls)	66 249	-	-	2 672	68 921	4.0%
Revenue	6 337	10	-478	710	6 579	11.2%
Cost of sales	-3 392	-9	323	-324	-3 403	-9.5%
Gross profit	2 945	1	-155	386	3 176	13.1%
SG&A	-1 959	-34	88	-89	-1 994	-4.5%
Other operating income/(expenses)	145	2	-4	-18	126	-12.0%
Normalized EBIT	1 131	-31	-71	279	1 308	24.7%
Normalized EBITDA	1 894	-31	-123	330	2 070	17.4%
Normalized EBITDA margin	29.9%				31.5%	167bps

Asia Pacific	9M23	Scope	Currency Translation	Organic Growth	9M24	Organic Growth
Total volumes (thousand hls)	77 261	-	-	-6 303	70 958	-8.2%
Revenue	5 557	-2	-131	-349	5 074	-6.3%
Cost of sales	-2 635	-20	58	216	-2 381	8.1%
Gross profit	2 921	-22	-73	-133	2 694	-4.6%
SG&A	-1 600	-26	40	12	-1 575	0.7%
Other operating income/(expenses)	87	2	-2	-5	82	-5.6%
Normalized EBIT	1 408	-45	-35	-126	1 202	-9.1%
Normalized EBITDA	1 897	-49	-47	-113	1 689	-6.0%
Normalized EBITDA margin	34.1%				33.3%	9bps

Global Export and Holding Companies	9M23	Scope	Currency Translation	Organic Growth	9M24	Organic Growth
Total volumes (thousand hls)	259	-	-	-14	244	-5.6%
Revenue	358	-22	1	-14	323	-4.2%
Cost of sales	-431	16	-	7	-408	1.7%
Gross profit	-73	-6	-	-7	-86	-
SG&A	-1 012	152	5	-246	-1 101	-24.5%
Other operating income/(expenses)	-4	-	-	-1	-5	-16.5%
Normalized EBIT	-1 089	146	5	-253	-1 191	-23.3%
Normalized EBITDA	-786	145	5	-148	-784	-19.0%

ab-inbev.com	Press release – 31 October 2024 – 20